June 30, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street NE Washington, D.C. 20549

Attn:	Joseph Kempf

Robert Littlepage

Alexandra Barone

Larry Spirgel

Re:	Ascendant Digital Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed June 16, 2021

File No. 333-254720

Ladies and Gentlemen:

On behalf of our client, Ascendant Digital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced third amended registration statement on Form S-4 filed on June 16, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its fourth amended Registration Statement on Form S-4 (the “Fourth Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Fourth Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Form S-4/A filed June 16, 2021

Questions and Answers for Shareholders of ADAC

What are the U.S. federal income tax considerations of the Domestication?, page xv

1.

It unclear why you represent that you “intend” for the domestication to be a “reorganization” under the Tax Code if you believe it is “likely” that the domestication will be a taxable event for U.S. holders. Please revise here and elsewhere (e.g. risk factor on page 71) to make clear whether you believe that the transaction will be a taxable event for U.S. holders.

United States Securities and Exchange Commission

June 30, 2021

Response: The Company acknowledges the Staff’s comment and has revised pages xv-xvi, 71 and 158-165 of the Fourth Amended Registration Statement accordingly.

U.S. Federal Income Tax Considerations, page 157

2.

We note you do not plan on filing a tax opinion supporting a conclusion that the domestication should be tax-free to U.S. holders; however, you still represent that the Company intends for the domestication to be considered a tax-free “reorganization” under the Tax Code. If you do not obtain a tax opinion supporting such a conclusion, it is inappropriate for you to represent that you “intend” for the domestication to be tax-free, and you should make clear that it is uncertain whether the domestication will qualify as a tax-free reorganization and highlight the tax consequences to U.S. holders.

Response: The Company acknowledges the Staff’s comment and has revised pages xv-xvi, 71 and 158-165 of the Fourth Amended Registration Statement and has filed a tax opinion as exhibit 8.1 to the Fourth Amended Registration Statement accordingly.

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Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP